UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

STG Group, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

37953N108

(CUSIP Number)

STG Group, Inc.

11091 Sunset Hills Road, Suite 200

Reston, Virginia 20190

(703) 691-2480

With a Copy to:

Jonathan Wolcott, Esq.

1600 Tysons Boulevard, Suite 700

McLean VA 22102

703.720.8073

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37953N108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Simon S. Lee Management Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ See Item 2 herein.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 8,754,080 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 8,754,080 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,754,080
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.7% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 16,625,849 shares of the Company’s common stock outstanding.

CUSIP No. 37953N108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Simon Lee Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ See Item 2 herein.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 493,129 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 493,129 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,129
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 16,625,849 shares of the Company’s common stock outstanding.

CUSIP No. 37953N108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) AHL Descendants Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ See Item 2 herein.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 493,129 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 493,129 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,129
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 16,625,849 shares of the Company’s common stock outstanding.

CUSIP No. 37953N108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) JSL Descendants Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ See Item 2 herein.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 521,039 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 521,039 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 521,039
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 16,625,849 shares of the Company’s common stock outstanding.

CUSIP No. 37953N108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Brian Lee Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ See Item 2 herein.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 511,733 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 511,733 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 511,733
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 16,625,849 shares of the Company’s common stock outstanding.

CUSIP No. 37953N108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Simon S. Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ See Item 2 herein.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 9,786,852 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 9,786,852 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,786,852
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 16,625,849 shares of the Company’s common stock outstanding.

CUSIP No. 37953N108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Julie S. Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ See Item 2 herein.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 986,258 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 986,258 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 986,258
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 16,625,849 shares of the Company’s common stock outstanding.

SCHEDULE 13D

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on December 3, 2015 (the “Original Schedule 13D”), by (i) Simon S. Lee Management Trust, Simon Lee Family Trust, AHL Descendants Trust, JSL Descendants Trust and Brian Lee Family Trust (collectively, the “Trusts”), (ii) Simon S. Lee, as Trustee of the Simon S. Lee Management Trust, the JSL Descendants Trust and the Brian Lee Family Trust; and (iii) Julie S. Lee, as Trustee of the Simon Lee Family Trust and the AHL Descendants Trust (collectively, the “Reporting Persons”). This Amendment is filed pursuant to the Joint Filing Agreement as executed by the Reporting Persons listed on the cover pages to this Amendment. Exhibit 99.1 to the Original Schedule 13D is hereby incorporated by this reference. Unless otherwise defined in this Amendment, each of the defined terms used in this Amendment has the meaning assigned to it in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following paragraph to the end of the item:

Simon Lee Management Trust acquired 435,000 Shares for investment purposes, from the Company on November 14, 2016 at a purchase price of $3.60 per share for an aggregate purchase price of $1,566,000 in accordance with the Common Stock Purchase Agreement, dated November 14, 2016, by and between STG Group, Inc. (the “Company”) and Simon S. Lee Management Trust, (as disclosed in the Company’s 10-Q filed on November 15, 2016. The funds to purchase such Shares were provided under a line of credit between JPMorgan Chase Bank, N.A. and Simon Lee Management Trust.

Item 4. Purpose of the Transaction.

Item 4 is amended by adding the following paragraphs to the end of the item:

Simon Lee Management Trust acquired 435,000 Shares for investment purposes as set forth in item 3 above, which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

The first paragraph of Item 5(a) is amended to read add follows:

(a) The information contained on the cover pages to this Amendment is incorporated herein by reference. Simon S. Lee, as Trustee of the Simon S. Lee Management Trust, the JSL Descendants Trust and the Brian Lee Family Trust is deemed to beneficially own the Shares held by such trusts. Julie S. Lee, as Trustee of the Simon Lee Family Trust and the AHL Descendants Trust is deemed to beneficially own the Shares held by such trusts.

The Item 5(c) is amended to read add follows:

(c) In the last 60 days prior to the filing of this Amendment, Simon Lee Management Trust has acquired a total of 435,000 Shares purchased from the Company at $3.60 per share.

The following table sets forth the information with regard to the Shares purchased in the last 60 days.

Date	Quantity	Price	Cost
11/14/16	435,000	3.60	$1,566,000

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended by adding the following paragraph to the end of the item:

Common Stock Purchase Agreement

Pursuant to the Common Stock Purchase Agreement, Simon S. Lee Management Trust acquired 435,000 shares directly from the Company.

Item 7. Materials to Be Filed as Exhibits.

Item 7 is amended to add an additional exhibit.

Exhibit Index

Exhibit No.	Description of Exhibit

1.	Common Stock Purchase Agreement, dated November 14, 2016, by and between STG Group, Inc. and Simon S. Lee Management Trust,

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 18, 2016

By:	/s/ Simon Lee
Simon S. Lee

By:	/s/ Julie Lee
Julie Lee

By:	SIMON S. LEE MANAGEMENT TRUST

	By:	/s/ Simon Lee
Name: Simon Lee
Title: Trustee

SIMON S. LEE FAMILY TRUST

	By:	/s/ Julie Lee
Name: Julie Lee
Title: Trustee

AHL DESCENDANTS TRUST

	By:	/s/ Julie Lee
Name: Julie Lee
Title: Trustee

JSL DESCENDANTS TRUST

	By:	/s/ Simon Lee
Name: Simon Lee
Title: Trustee

BRIAN LEE FAMILY TRUST

	By:	/s/ Simon Lee
Name: Simon Lee
Title: Trustee